UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2023

COMMISSION FILE NUMBER 001-38455

MorphoSys AG

Semmelweisstrasse 7
82152 Planegg
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On June 28, 2023, MorphoSys AG (the “Company”) published two notifications of major holdings from The Goldman Sachs Group, Inc. and two from BlackRock, Inc.

Exhibits

99.1    Notification of Major Holdings from BlackRock, Inc. (1)
99.2    Notification of Major Holdings from The Goldman Sachs Group, Inc. (2)
99.3    Notification of Major Holdings from BlackRock, Inc. (3)
99.4    Notification of Major Holdings from The Goldman Sachs Group, Inc. (4)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

    MORPHOSYS AG (Registrant)

Date: June 28, 2023    By:    /s/ i.A. Isabelle Degbegni
        Name: Isabelle Degbegni
        Title:    Director Investor Relations

    By:    /s/ i.A. Kristina Grötsch
        Name: Kristina Grötsch
        Title:    Senior Specialist Investor Relations